SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934


                           For the month of June 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---

Cia Paranaense de Energia - COPEL


                                [COPEL LOGO - OMITTED]



                     Companhia Paranaense de Energia - COPEL



                      QUARTERLY FINANCIAL INFORMATION - ITR



                                   MARCH 2003

                                                                      Deloitte
                                                                      Touche
                                                                      Tohmatsu

                       INDEPENDENT AUDITORS' REVIEW REPORT




       (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)
 -------------------------------------------------------------------------------


To the Board of Directors and Shareholders of

COMPANHIA PARANAENSE DE ENERGIA - COPEL


Curitiba - PR

1. We have reviewed the accompanying individual (Company) and consolidated quarterly financial information (ITR) of COMPANHIA PARANAENSE DE ENERGIA - COPEL and its subsidiaries as of and for the three-month period ended March 31, 2003, consisting of the balance sheet as of March 31, 2003, and the statement of income for the three-month period then ended, Company and consolidated, and the performance report, prepared in accordance with Brazilian accounting practices. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM).

4. As mentioned in Note 33 to the quarterly financial information, as of March 31, 2003, the Company and its subsidiaries have recognized, in current assets, receivables in the amount of R$12,372 (R$6,308 as of December 31, 2002) and, in current liabilities, payables in the amount of R$6,496 (R$5,038 as of December 31, 2002), related to the sale and purchase of energy in the spot market, based on data prepared and provided by the Wholesale Energy Market (MAE) and/or estimate prepared by the Company's management in case this information is not made available by MAE. These amounts are subject to changes that may arise from the judgment of the legal actions filed by market participants regarding the interpretation of prevailing market rules.

5. Our review was conducted with the purpose of issuing a special review report on the basic quarterly financial information taken as a whole. The statement of cash flow, included in Table I to the quarterly financial information, for the three-month period ended March 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic quarterly financial information in conformity with Brazilian accounting practices. The statement of cash flow for the three-month period ended March 31, 2003 has been reviewed by us in accordance with the review procedures applied to the basic quarterly financial information and, in our opinion, if fairly stated, in all material respects, in relation to the basic quarterly financial information taken as a whole.

6. The financial statements as of and for the year ended December 31, 2002, presented for comparative purposes, were audited by us, and our report thereon, dated March 31, 2003 (except for Note 42.g, as to which the date is April 1, 2003), contained the same comments described in paragraph 4, and comments on the conversion of Executive Order No. 14 into Law No. 10,438 of April 26, 2002, disciplining, among other matters, the recovery of the economic and financial balance of the electric power generation and distribution companies, guaranteed in the concession contracts.

7. The statements of income as of and for the three-month period ended March 31, 2002, presented for comparative purposes, were audited by other independent auditors whose review report thereon, dated May 10, 2002, contained an emphasis paragraph as to the fact that the Company and its subsidiaries recognized assets and liabilities in their financial statements as of that date related to the sale and purchase of energy in the spot market, based on preliminary data provided by the MAE. Additionally, it recorded receivables related to variations of Portion "A"
     (CVA) amounts arising from the application of Law No. 10,438, ANEEL Resolution No. 90, Resolution No. 91 of the Energy Crisis Management Committee (CGE), and Executive Order No. 25.


Curitiba, May 15, 2003


DELOITTE TOUCHE TOHMATSU


                                               BALANCE SHEETS
                                 As of March 31, 2003 and December 31, 2002
                                   (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------

ASSETS                                                          Company                    Consolidated
------------------------------------------------------------------------------------------------------------
                                                          2003           2002           2003          2002
Current assets
    Cash and banks                                       21,654         85,152        229,703       199,919
    Accounts receivable                                       -              -        625,031       552,854
    Allowance for doubtful accounts                           -              -        (40,487)      (36,534)
    Other receivables, net                               54,016         54,016         12,849         7,969
    Services in progress                                  1,252          1,252          3,518         9,503
    Recoverable rate deficit (CRC)                            -              -         63,990        43,305
    Recoverable income and social contribution           22,530         22,291        157,203       159,853
    taxes
    Materials and supplies                                    -              -         16,401        20,686
    Memorandum account for Portion "A"                        -              -          3,964        46,030
    variations
    Prepaid expenses                                          -              -          9,464        14,082
    Other receivables, net                                2,050          1,530         16,049        13,592

                                                        101,502        164,241      1,097,685     1,031,259

Noncurrent assets
    Accounts receivable                                       -              -         28,343        34,752
    Recoverable rate deficit (CRC)                            -              -        908,858       866,077
    Deferred income and social contribution             107,034        105,879        584,151       561,057
    taxes
    Escrow deposits                                      72,219         68,758        101,561        95,559
    Subsidiaries and affiliated companies             1,358,346      1,350,711         36,668        36,624
    Memorandum account for Portion "A"                        -              -        120,395        38,102
    variations
    Prepaid expenses and other receivables                2,465          2,859         61,162        52,006

                                                      1,540,064      1,528,207      1,841,138     1,684,177

Permanent assets
    Investments                                       4,692,489      4,705,770        524,504       497,579
    Property, plant and equipment
      In service                                              -              -      5,436,581     5,463,273
      Construction in progress                                -              -        503,726       504,303
    (-) Special liabilities                                   -              -       (641,845)     (633,414)
                                                              -              -      5,298,462     5,334,162

                                                      4,692,489      4,705,770      5,822,966     5,831,741

Total assets                                          6,334,055      6,398,218      8,761,789     8,547,177
------------------------------------------------------------------------------------------------------------
   The accompanying notes are an integral part of these financial statements.


                                               BALANCE SHEETS
                                 As of March 31, 2003 and December 31, 2002
                                   (In thousands of Brazilian reais - R$)


------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                            Company                    Consolidated
------------------------------------------------------------------------------------------------------------
                                                          2003           2002           2003          2002
Current liabilities
   Loans and financing                                   31,857         17,829        139,138       142,978
   Debentures                                             7,159         55,161          7,159        55,161
   Suppliers                                                495            364        549,222       248,882
   Income and social contribution taxes                  45,859         47,450        165,948       160,618
   Interest on capital                                      638            643            638           643
   Accrued payroll costs                                    197            191         46,184        45,129
   Post-employment benefits                                   -              -         74,133        67,445
   Regulatory charges                                         -              -         44,839        39,279
   Consumers and other payables                             114            138         28,545        34,614

                                                         86,319        121,776      1,055,806       794,749


Long-term liabilities
   Loans and financing                                  706,283        744,239      1,366,763     1,442,471
   Debentures                                           597,471        573,683        597,471       573,683
   Suppliers                                                  -              -              -         6,326
   Post-employment benefits                                   -              -        588,655       595,905
   Income and social contribution taxes                       -              -         40,934        12,955
   Reserve for contingencies                            233,429        232,446        398,634       392,041
   Regulatory charges                                         -                         2,973         2,973
                                                      1,537,183      1,550,368      2,995,430     3,026,354


Shareholders' equity
   Capital stock                                      2,900,000      2,900,000      2,900,000     2,900,000
   Capital reserves                                     817,292        817,288        817,292       817,288
   Income reserves                                      993,261      1,008,786        993,261     1,008,786

                                                      4,710,553      4,726,074      4,710,553     4,726,074

Total liabilities and shareholders' equity            6,334,055      6,398,218      8,761,789     8,547,177
------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.


                                            STATEMENTS OF INCOME
                               For the periods ended March 31, 2003 and 2002
                                   (In thousands of Brazilian reais - R$)

------------------------------------------------------------------------------------------------------------

                                                                Company                    Consolidated
------------------------------------------------------------------------------------------------------------
                                                          2003           2002           2003          2002
Operating revenues
   Electricity sales to final consumers                       -              -        911,534       744,235
   Electricity sales to distributors                          -              -         43,860        91,966
   Use of transmission plant                                  -              -         26,425        10,874
   Revenues from telecommunications                           -              -          7,840         9,618
   Other revenues                                             -              -         21,790        14,073
                                                              -              -      1,011,449       870,766

Deductions from operating revenues                            -              -       (297,693)     (238,110)

Net operating revenues                                        -              -        713,756       632,656
Operating expenses
   Personnel                                                650            647         84,363        69,118
   Pension and assistance plans                               -              -         25,913        29,511
   Materials and supplies                                     1              1        127,487        10,669
   Outside services                                          37          2,415         38,277        32,575
   Electricity purchased for resale                           -              -        309,771       103,642
   Transmission of electricity purchased                      -              -          4,132         3,364
   Use of transmission system                                 -              -         51,696        33,546
   Depreciation and amortization                              -              -         72,734        70,171
   Regulatory charges                                         -              -         57,236        41,606
   Other income and expenses                                237             22         18,729           952
                                                            925          3,085        790,338       395,154
Gross profit from energy services                          (925)        (3,085)       (76,582)      237,502
Equity in results of investees                          (13,283)       187,160         10,100           783
Financial income (expenses)
   Financial income                                       5,184          4,884         93,571        31,410
   Financial expenses                                    (7,642)        (6,897)       (47,081)      (45,464)
                                                         (2,458)        (2,013)        46,490       (14,054)
Income (loss) from operations                           (16,666)       182,062        (19,992)      224,231
   Nonoperating expenses, net                               (14)            (3)        (1,500)      (13,473)

Income (loss) before taxes                              (16,680)       182,059        (21,492)      210,758
   Income tax                                               849        (29,551)         4,396       (50,298)
   Social contribution tax                                  306        (10,671)         1,571       (18,623)
                                                          1,155        (40,222)         5,967       (68,921)
Income (loss) after taxes                               (15,525)       141,837        (15,525)      141,837

Earnings (loss) per thousand outstanding shares         (0.0567)        0.5183        (0.0567)       0.5183
-------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                        Notes to the Financial Statements

                              As of March 31, 2003

                 (Amounts in thousands of Brazilian reais - R$)



1.       The Company and its Operations

Companhia Paranaense de Energia - COPEL ("COPEL", the "Company" or the "Parent Company") is a mixed-capital corporation controlled by the Parana State Government. The Company's principal business is the researching, planning, construction and operation of electricity generation plants and the transmission and distribution of electric energy in the State of Parana. The National Electric Energy Agency - ANEEL, part of the Ministry of Mines and Energy, regulates its principal activities. In addition, Copel is authorized to participate in other companies, in the energy and telecommunications areas, in accordance with the applicable legislation.

The wholly-owned subsidiaries of COPEL, privately-held companies, are as follows:

COPEL Geracao S.A. - engaged in exploitation of energy generation service, it has 18 power plants in operation, of which 17 are hydroelectric plants and 1 is a thermoelectric plant, with installed capacity of 4,549.6 MW;

COPEL Transmissao S.A. - principally engaged in exploitation of transmission services and transformation of electric energy, in addition to operating part of the national interconnected system located in the South region of Brazil, to the National Electric System Operator - ONS. It has 124 substations with voltages equal to or greater than 69 kV and 6,772 km of transmission lines;

COPEL Distribuicao S.A. - engaged in exploitation of distribution and sale of any type of energy, specially electric energy, fuels and energetic raw materials. It transmits electricity in 392 of the 399 cities in the State of Parana, serving 98% of consumers in the State, as well as the city of Porto Uniao, State of Santa Catarina. Additionally, it serves independent consumers in the State of Sao Paulo;

COPEL Telecomunicacoes S.A. - engaged in exploitation and provision of all types of telecommunications and communications services legally permitted;

COPEL Participacoes S.A. - engaged in holding ownership interest in other companies or consortiums.

2. Presentation of Quarterly Financial Information

This quarterly financial information has been prepared in accordance with Brazilian corporate law, together with specific Regulations established by ANEEL and instructions of the Brazilian Securities Commission (CVM).

For a better comparability, the Company made certain reclassifications in the balance sheet as of March 31, 2002.

As supplementary information, we present in Table I the Statement of Cash Flow (Supplemental Table I).

The notes to the financial statements as of December 31, 2002, published in the official press on April 25, 2003, supplement the notes to this quarterly financial information, published on a summarized basis.

All tables included in these Notes are stated in thousands of Brazilian reais.

a) Consolidated financial statements

The consolidated financial statements are presented in accordance with CVM Instruction No. 247/1996 and include the accounts of its wholly-owned subsidiaries COPEL Geracao, COPEL Transmissao, COPEL Distribuicao, COPEL Telecomunicacoes e COPEL Participacoes. The balance sheet and statement of income of each subsidiary are presented in Note 36.

In the consolidation of the financial statements, the Company's investments in the subsidiaries shareholders' equity, intercompany balances and transactions were eliminated, so that the consolidated financial statements effectively represent balances and transactions with third parties.

The subsidiary Companhia Paranaense de Gas - Compagas was not included in the Company's consolidated financial statements, as its does not cause significant changes in the Company's consolidated financial position.

b) Accounting practices

The principal accounting practices adopted in the preparation of this quarterly financial information are consistent with those adopted for the financial statements as of December 31, 2002.

3. Cash and Banks

----------------------------------------------------------------------------------------------------------------
Financial institution               Interest rates                    Company                      Consolidated
----------------------------------------------------------------------------------------------------------------
                                      (% of CDI)      03.31.2003     12.31.2002      03.31.2003      12.31.2002
Cash and banks                                               132            113          38,173          54,215
Temporary cash investments
    Banco Itau S.A.                       100.00             656          2,540             656           2,540
    Banco do Brasil S.A.                   99.78             472         11,658          79,029          72,323
    Banco Bradesco S.A.                    99.50          20,394         30,266          27,159          30,266
    Caixa Economica Federal                99.19               -              -          45,191               -
    Unibanco S.A.                         100.00               -         40,575               -          40,575
    HSBC Bank Brasil S.A.                 100.50               -              -          39,059               -
    Other                                                      -              -             436               -
                                                          21,522         85,039         191,530         145,704
----------------------------------------------------------------------------------------------------------------
                                                          21,654         85,152         229,703         199,919
----------------------------------------------------------------------------------------------------------------

a) Power Purchase Liquidity Fund

On February 25, 2003, the Company's Board of Directors authorized the extinguishment of the Power Purchase Liquidity Fund, created to assure the purchase of power generated by Companhia de Interconexao Energetica - CIEN and Usina Termoeletrica de Araucaria - UEG Araucaria, since it was not advantageous to the Company. As of December 31, 2002, the Fund balance was R$ 99,797 (Consolidated), equivalent to US$ 28,245, comprising the consolidated investments in Banco do Brasil S.A. and Unibanco S.A.

4. Accounts Receivable



----------------------------------------------------------------------------------------------------------------------
                                                            Past due up        Past due
                                                 Current     to 90 days    over 90 days                  Consolidated
----------------------------------------------------------------------------------------------------------------------
                                                                                            03.31.2003     12.31.2002
Consumer classes
   Residential                                    63,234         56,342           4,610        124,186        102,160
   Industrial                                     35,311         19,286           5,087         59,684         69,330
   Commercial                                     31,713         18,322           1,932         51,967         45,620
   Rural                                           7,430          3,814             166         11,410         10,417
   Public entities                                 8,673         12,369          11,429         32,471         23,957
   Public lighting                                 8,266         10,462          12,226         30,954         27,350
   Public services                                 6,503            643             346          7,492          7,186
   Unbilled                                       92,457              -               -         92,457         91,999
   Energy in installments                         36,237              -               -         36,237         34,654
   Municipal government short-term
     debt installments                            30,136          9,800           2,450         42,386         35,522
   Municipal government long-term
     debt installments                                 -              -               -              -          4,427
   Emergency capacity charges                      5,052          3,429           2,249         10,730          9,415
   Social tariff - low-income consumers           32,005              -               -         32,005         21,470
   Other                                           9,317          4,477          10,929         24,723         20,145
                                                 366,334        138,944          51,424        556,702        503,652
Distributors
   Distributors
   Short-term                                        922              -           1,221          2,143          1,775
   Electricity sales to distributors -
     MAE (Note 33)                                11,848              -             524         12,372          6,308
   Generating companies -
     short-term reimbursement                     17,292              -               -         17,292         15,861
   Generating companies -
     long-term reimbursement                      28,343              -               -         28,343         30,325
   Initial contracts                               3,033          1,693               -          4,726          3,778
   Bilateral contracts                            20,177              -               -         20,177          5,371
                                                  81,615          1,693           1,745         85,053         63,418
Transmission network
Transmission network                                 299              -               -            299            299
Basic network                                     11,129            179               -         11,308         20,225
Connection network                                    12              -               -             12             12
                                                  11,440            179               -         11,619         20,536
----------------------------------------------------------------------------------------------------------------------
Total short-term                                 431,046        140,816          53,169        625,031        552,854
Total long-term                                   28,343              -               -         28,343         34,752
----------------------------------------------------------------------------------------------------------------------

5. Allowance for Doubtful Accounts

The allowance for doubtful accounts was recognized pursuant to ANEEL Accounting Manual for the Electric Energy Public Service, based on a detailed analysis of past-due receivables, at an amount considered by management sufficient to cover possible losses on the realization of receivables.


----------------------------------------------------------------------------------------------------------------------

                                                                   Consolidated          Additions       Consolidated
----------------------------------------------------------------------------------------------------------------------
                                                                     12.31.2002                            03.31.2003
Accounts receivable
   Electric energy sold                                                  19,616              2,923             22,539
   Spot market                                                            1,775                  -              1,775
   Municipal government debt installment plan                             4,399                  -              4,399
   Proceeds from distribution activity                                   10,744              1,030             11,774
                                                                         36,534              3,953             40,487

Other receivables (Notes 6 and 9)                                         2,828                 61              2,889
----------------------------------------------------------------------------------------------------------------------
                                                                         39,362              4,014             43,376
----------------------------------------------------------------------------------------------------------------------

The Company's management implemented, in the first quarter of 2003, certain measures for different consumer classes, including several public administration levels, with the purpose of reducing past-due balances and conditioning negotiations to the receipt of current debits.

6. Other Receivables, Net

-----------------------------------------------------------------------------------------------------------------------
                                                            Past due up        Past due
                                                 Current     to 90 days    over 90 days                   Consolidated
-----------------------------------------------------------------------------------------------------------------------
                                                                                              03.31.2003     12.31.2002
Telecommunications services                          248             224            296            768            676
Dividends receivable                               3,031               -              -          3,031          3,031
Outside services                                   4,207             903          5,089         10,199          5,350
Allowance for doubtful accounts                        -               -         (1,149)        (1,149)        (1,088)
                                                   7,486           1,127          4,236         12,849          7,969
-----------------------------------------------------------------------------------------------------------------------

7. Recoverable Rate Deficit (CRC)

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Parana State Government to be reimbursed in 240 monthly installments restated based on IGP-DI and interest of 6.65% annually. On October 1, 1997, the balance was renegotiated for payment in the following 330 months under the price system. The first installment matured on October 30, 1997, and the last monthly installment will be due on March 30, 2025. The remaining clauses of the original contract, including restatement and interest, were maintained.

Of the R$ 63,990 balance in current assets, in addition to installments maturing in 2003, R$ 42,617 refers to installments from September to March 2003, restated through the balance sheet date.

8. Taxes Payable

--------------------------------------------------------------------------------------------------------------------

                                                                          Company                     Consolidated
--------------------------------------------------------------------------------------------------------------------
                                                         03.31.2003      12.31.2002      03.31.2003    12.31.2002
Current assets
   Recoverable income and social contribution taxes         22,530          22,291          92,326          78,075
   Deferred income and social contribution taxes (a)             -               -           6,361           6,869
Recoverable ICMS (b)                                             -               -          58,516          74,909
                                                            22,530          22,291         157,203         159,853
Noncurrent assets
   Deferred income and social contribution taxes on (a)
     Pension plan deficit - Plan III                             -               -         125,908         127,233
     Pension and assistance plans - CVM Res. No. 371             -               -          64,933          65,486
     Temporary additions                                    96,346          96,266         130,140         131,041
     Tax losses and tax loss carryforwards                  10,688           9,613         129,182          91,470
   Recoverable ICMS (b)                                          -               -         133,988         145,827
                                                           107,034         105,879         584,151         561,057
Current liabilities
   Income and social contribution taxes
    on CVA deferral (a)                                          -               -           1,348          15,650
   Withholding income tax                                        5               3             633             641
   ICMS (c)                                                      -               -         122,515          93,318
   COFINS and PASEP                                            247           2,564          13,345          19,617
   INSS included in REFIS, net of payments (*) (d)          45,361          44,632          27,314          30,598
   Other                                                       246             251             793             794
                                                            45,859          47,450         165,948         160,618
Long-term liabilities
   Income and social contribution taxes
    on CVA deferral (a)                                          -               -          40,934          12,955
                                                                 -               -          40,934          12,955
--------------------------------------------------------------------------------------------------------------------
(*) In consolidated

a) Deferred income and social contribution taxes

The Company has recorded deferred income tax calculated at the rate of 15%, plus a 10% surtax, and deferred social contribution tax at the rate of 9%.

The provision for pension plan deficit is being recognized in conformity with the debt amortization schedule, and the provision for assistance plan is being recorded as post-employment benefits are paid. Other provisions will be recognized according to judicial decisions and realization of regulatory assets.

Pursuant to the tax legislation in force, tax losses and social contribution tax loss carryforwards are available for offset up to the limit of 30% of taxable income, without expiration period.

b) Recoverable ICMS

The State Government approved, on behalf of COPEL Distribuicao, ICMS credit right, in the amount of R$ 167,485, which was reflected in COPEL's purchases of permanent assets, and will be discounted in future ICMS payments over 48 months consecutive or not, restated based on the Conversion and Restatement Factor - FCA.

The Parana State Government, through Decree No. 672, of February 27, 2003, annulled untimely ICMS credits, and the offset of the State debts in September 2002.

The Parana State Government, through Decree No. 954, of April 1, 2003, suspended the effects resulting from Decree No. 672, until a final decision is reached on the administrative proceedings to determine the lawfulness of the aforementioned administrative acts, including, if applicable, the Company's defense at the administrative level.

Due to the suspension of Decree No. 672, the Company's management decided to maintain the recognition and use of the respective credits.

c) ICMS payable

Of the total R$ 122,515, R$ 48,858 (R$ 45,000 - principal, and R$ 3,858 -
interest and monetary restatement) refers to transactions involving purchase of ICMS credits from Olvepar -Industria e Comercio, cancelled by the Parana State Government on February 27, 2003, through Decree No. 671.

On April 4, 2003, COPEL presented an administrative defense for the aforementioned lawsuit (awaiting decision by proper authorities), requesting a review of the assessment notice received, and maintenance of the right to take proper measures to preserve its rights and interests, in order to ensure the formerly lawful tax credits.

d) Tax Recovery Program - REFIS

In 2000, the total debt included in the Tax Recovery Program - REFIS, instituted by Law No. 9,964 of April 10, 2000, was R$89,766, originating from liabilities with the INSS. Of this amount, R$ 45,766 related to interest and fines has been paid with credits arising from income and social contribution tax loss carryforwards acquired from third parties.

REFIS was renegotiated by the Company for payment in 60 months, however, it has not yet been approved by the proper agencies. Accordingly, the total debt was recorded in current assets. Through March 31, 2003, 37 installments had been settled by COPEL. The amount of these installments was calculated based on total debt according to the installment payment period, plus restatement based on the TJLP (Brazilian long-term interest rate).

9. Other Receivables

-------------------------------------------------------------------------------------------------------------------
                                                                          Company                    Consolidated
-------------------------------------------------------------------------------------------------------------------
                                                         03.31.2003      12.31.2002     03.31.2003    12.31.2002
Employees                                                        2               -          11,905          5,066
Installment payment - Onda (a)                               1,976           1,458           1,976          1,458
Installment payment - Onda - noncurrent (a)                  2,465           2,859           2,465          2,859
Escrow deposits - CIEN - noncurrent (Note 28)                    -               -           8,000          8,000
Collateral deposits - STN - noncurrent (Note 14.3)               -               -          30,611         27,214
IUEE - Municipal governments - noncurrent (Note 21)              -               -           7,374          7,374
Compulsory loans - noncurrent                                    -               -           6,217          6,046
Assets and rights for sale - noncurrent                          -               -           1,961            266
Other receivables                                               72              72           3,908          8,808
Prepaid expenses and other receivables - noncurrent              -               -           4,534            247
Allowance for doubtful accounts                                  -               -          (1,740)        (1,740)
                                                             4,515           4,389          77,211         65,598
-------------------------------------------------------------------------------------------------------------------
Total noncurrent                                             2,050           1,530          16,049         13,592
Total noncurrent                                             2,465           2,859          61,162         52,006
-------------------------------------------------------------------------------------------------------------------

a) Installment payment - Onda

Refers to a debt of R$ 4,317 related to Onda Provedor de Servicos S.A., which was turned into a financing to be paid in thirty-six (36) monthly installments as from October 2002, subject to monthly monetary restatement based on the IGP-M (general market price index) variation and interest of 12% per year, since the first payment.

10. Memorandum Account for Portion "A" Variations

Administrative Rule No. 25, of January 24, 2002, of the Ministries of Finance and of Mines and Energy instituted the Memorandum Account for Portion "A" Variations - CVA, with the purpose of recording the cost variations occurred in the annual tariff adjustment period, as from 2001, in connection with the items under the concession for electric energy distribution.

--------------------------------------------------------------------------------------------------------------------
                                                                                                      Consolidated
                                                         Principal      Amortization        Net           Net
--------------------------------------------------------------------------------------------------------------------
                                                                                        03.31.2003     12.31.2002
Recoverable CVA - tariff adjustment 2002
Electricity purchased for resale (Itaipu)                    1,149            (862)            287            574
Transmission of electricity purchased
from Itaipu                                                    994            (745)            249            497
Use of transmission system - basic network                   9,620          (7,215)          2,405          4,810
Regulatory charges (CCC)                                     4,093          (3,070)          1,023          2,047
                                                            15,856         (11,892)          3,964          7,928
Recoverable CVA - tariff adjustment 2003
Electricity purchased for resale (Itaipu)                   66,320               -          66,320         50,988
Transmission of electricity purchased
from Itaipu                                                  1,113               -           1,113            810
Use of transmission system - basic network                  32,827               -          32,827         21,282
Regulatory charges (CDE)                                    12,186               -          12,186              -
Monetary restatement - SELIC                                 7,949               -           7,949          3,124
                                                           120,395               -         120,395         76,204
                                                           136,251         (11,892)        124,359         84,132
--------------------------------------------------------------------------------------------------------------------
Total current                                                                                3,964         46,030
Total long term                                                                            120,395         38,102
--------------------------------------------------------------------------------------------------------------------

a)       Memorandum Account for Portion "A" Variations - CVA

COPEL calculated the effects of the Memorandum Account for "Portion A" Variations (CVA), from October 26, 2001 to December 31, 2002, in the amount of R$ 120,984 (R$ 92,060 as of December 31, 2002). CVA/2002 is being recovered with the last tariff adjustment on June 24, 2002; the amount related to the period from May 25, 2002 to March 31, 2003 will be recovered as from the next tariff adjustment. This account balance is restated based on the SELIC rate.

Administrative Rule No. 116, of April 4, 2003, postpones for 12 months the offset of the balance of the Memorandum Account for "Portion A" Variations, for annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

CVA balance, the offset of which has been postponed under Administrative Rule No. 116, plus CVA balance calculated over the subsequent 12 months under Administrative Rule No. 25, should be offset against concessionaires' electric energy tariffs over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

Administrative Rule No. 116 also establishes that for purposes of calculating the electric energy tariff adjustment, the Memorandum Account for "Portion A" Variations, variations in the the Energy Development Account (CDE) should also be considered.

b) "Portion A"

In 2002, the Company filed an administrative suit against ANEEL related to "Portion A" approval (costs incurred in the period from January 1, 2001 to October 25, 2001). The Company performed the write-off of the regulatory asset related to December 31, 2002, since in the opinion of the Company's legal counsel, the chances of success on this claim are remote. The discussion is restricted to the inclusion or not of COPEL in the Overall Agreement for the Electric Energy Sector, in view of the judicial claim related to ANEEL Decision No. 288/2002.

11.  Receivables from Related Companies

The Company has the following net receivables from its subsidiaries and affiliated companies:

-------------------------------------------------------------------------------------------------------------

                                                                                                 Company
-------------------------------------------------------------------------------------------------------------
                                                                                03.31.2003      12.31.2002
Consolidated:
   COPEL Geracao S.A.
     Repassed financing (a)                                                       523,534          538,751
     Plan III repass - post-employment benefits (Note 18)                         (16,029)         (16,029)
     Checking accounts                                                           (108,060)        (113,869)
                                                                                  399,445          408,853
   COPEL Transmissao S.A.
     Repassed financing (a)                                                        44,728           46,618
     Plan III repass - post-employment benefits (Note 18)                         (14,571)         (14,571)
     Checking accounts                                                              5,822              302
                                                                                   35,979           32,349
   COPEL Distribuicao S.A.
     Repassed financing (a)                                                       169,878          176,699
     Repassed debentures (a)                                                      502,825          521,882
     Plan III repass - post-employment benefits (Note 18)                         (39,343)         (39,343)
     Checking accounts                                                             93,884           67,690
                                                                                  727,244          726,928
   COPEL Telecomunicacoes S.A.
     Plan III repass - post-employment benefits (Note 18)                          (2,841)          (2,841)
     Checking accounts                                                             22,286           22,261
                                                                                   19,445           19,420
   COPEL Participacoes S.A.
     Plan III repass - post-employment benefits (Note 18)                             (73)             (73)
     Checking accounts                                                            139,638          126,610
                                                                                  139,565          126,537
                                                       Total consolidated       1,321,678        1,314,087
Unconsolidated:
   Foz do Chopim Energetica Ltda.
     Loan agreement                                                                27,867           28,184
                                                                                   27,867           28,184
   Compagas
     Loan agreement                                                                 8,801            8,440
                                                                                    8,801            8,440
                                                       Total unconsolidated        36,668           36,624
-----------------------------------------------------------------------------------------------------------
                                                                                1,358,346        1,350,711
-----------------------------------------------------------------------------------------------------------

a) Repassed financing and debentures

The Company passed on loans and financing to its wholly-owned subsidiaries upon their creation in 2001. However, certain contracts for which the transfer to the respective subsidiaries has not yet been legally formalized are recorded in the Parent Company's books.

For purpose of disclosure in the financial statements, the balances of these repassed financing are presented separately, as accounts receivable from wholly-owned subsidiaries and as liabilities for loans and financing, in the amount of R$ 738,140 as of March 31, 2003 (Note 14).

Part of debentures in the amount of R$ 502,825 was also passed on to COPEL Distribuicao, under the same criterion mentioned in the paragraph above (see
Note 15).

12. Investments

Investments are as follows:

---------------------------------------------------------------------------------------------------------------
                                                              Company                           Consolidated
---------------------------------------------------------------------------------------------------------------
                                                03.31.2003       31.12.2002       03.31.2003      12.31.2002
Wholly-owned subsidiaries (Note 36)
   COPEL Geracao S.A.                            2,260,237        2,275,338                -                -
   COPEL Transmissao S.A.                          746,334          721,932                -                -
   COPEL Distribuicao S.A.                       1,205,248        1,238,822                -                -
   COPEL Telecomunicacoes S.A.                     110,034          108,933                -                -
   COPEL Participacoes S.A.                        326,708          316,817                -                -
                                                 4,648,561        4,661,842                -                -
Subsidiaries and affiliates (a)                          -                -          383,431          364,021
Other investments
   UEG Araucaria Ltda.                                   -                -           69,779           68,320
   Campos Novos Energia S.A.                             -                -           17,066           10,877
   FINAM - Nova Holanda                              7,761            7,761            7,761            7,761
   FINAM                                            32,285           32,285           32,285           32,285
   FINOR                                             9,870            9,870            9,870            9,870
   Reserve for tax incentive losses                 (8,310)          (8,310)          (8,310)          (8,310)
   Assets for future sale                                -                -            8,790            8,837
   Other                                             2,322            2,322            3,832            3,918
                                                    43,928           43,928          141,073          133,558
---------------------------------------------------------------------------------------------------------------
                                                 4,692,489        4,705,770          524,504          497,579
---------------------------------------------------------------------------------------------------------------

a) Subsidiaries and affiliated companies

-------------------------------------------------------------------------------------------------------------
                                                    Investee                                   Consolidated
                                            shareholders' equity   Ownership     Consolidated   Investment
-------------------------------------------------------------------------------------------------------------
                                                   03.31.2003         (%)         03.31.2003    12.31.2002
Affiliates
   Sercomtel S.A. Telecomunicacoes (**)              241,864
     Investment                                                       45.00         108,839        109,250
     Goodwill                                                                        21,651         22,708
   Sercomtel Celular S.A. (**)                        39,067
     Investment                                                       45.00          17,580         17,465
     Goodwill                                                                         2,978          3,123
   Tradener Ltda. (**)                                 3,765          45.00               -          1,695
   Domino Holdings S.A. (**)                         432,384          15.00          64,858         60,703
   Escoelectric Ltda. (*)                              1,827          40.00             731            661
   Copel Amec S/C Ltda. (*)                              715          48.00             343            354
   Dona Francisca Energetica S.A. (**)                (8,123)
     Investment                                                       23.03          (1,871)        (3,507)
     Advances for future capital increase                                                 -          2,994
   Carbocampel S.A. (*)                                  713          49.00             349            363
   Braspower International Engineering S/C               355          49.00             174            244
   Ltda.(*)
   Centrais Eolicas do Parana Ltda. (*)                3,629          30.00           1,089          1,039
   Foz do Chopim Energetica Ltda. (*)                 24,925          35.77           8,916          8,265
   UEG Araucaria Ltda. (**)                           28,475
     Investment                                                       20.00           5,695             84
     Advances for future capital increase                                            72,119         72,119
   Campos Novos Energia S.A. (*) (***)               250,935          17.00          42,659         42,659
   Elejor - Centrais Eletricas Rio Jordao S.A.        55,197          29.00          16,007          5,000
   (**) (***)
   Onda Provedor de Servicos S.A. (*)                    170          24.50              42            135
                                                                                    362,159        345,354
Subsidiaries
   Companhia Paranaense de Gas - Compagas (**)        41,712          51.00          21,272         18,667
                                                                                     21,272         18,667
-------------------------------------------------------------------------------------------------------------
                                                                                    383,431        364,021
-------------------------------------------------------------------------------------------------------------
(*) Unaudited       (**) Audited by other independent auditors
(***) In preoperating phase

The economic basis for the payment of goodwill on investments in Sercomtel S.A. Telecomunicacoes and Sercomtel Celular S.A. was the expectation of future profitability, and the 10-year amortization at the annual rate of 10%, and results from the estimated return on investment based on the discounted cash flow.

The Company's Board of Directors authorized the subsidiary COPEL Participacoes to adopt the required measures to sell its ownership interest in Tradener. Accordingly, this investment was reclassified to the caption Assets and rights for sale - noncurrent (Note 9).

13. Property, Plant and Equipment

-----------------------------------------------------------------------------------------------------------------
                                          Monetarily         Accumulated                          Consolidated
                                        restated cost        depreciation            Net               Net
-----------------------------------------------------------------------------------------------------------------
                                                                                  03.31.2003       12.31.2002
In service
   Generation                              4,146,275          (1,208,617)          2,937,658           2,962,380
   Transmission                            1,183,952            (346,847)            837,105             838,091
   Distribution                            2,764,940          (1,230,982)          1,533,958           1,532,318
   Telecommunications                        196,649             (69,066)            127,583             130,196
   Ownership interest                            425                (148)                277                 288
                                           8,292,241          (2,855,660)          5,436,581           5,463,273
Construction in progress
   Generation                                212,085                   -             212,085             211,045
   Transmission                               86,257                   -              86,257              81,029
   Distribution                              194,907                   -             194,907             201,290
   Telecommunications                         10,477                   -              10,477              10,939
                                             503,726                   -             503,726             504,303
                                           8,795,967          (2,855,660)          5,940,307           5,967,576
Special liabilities (a)
   Transmission                                                                       (7,139)             (7,140)
   Distribution                                                                     (634,706)           (626,274)
                                                                                    (641,845)           (633,414)
-----------------------------------------------------------------------------------------------------------------
                                                                                   5,298,462           5,334,162
-----------------------------------------------------------------------------------------------------------------

a) Special liabilities

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and consumers, as well as certain unconditional donations and grants for investments in the distribution activity. The maturity of these special liabilities is established by the regulatory authorities for production, transmission and distribution concessions, and the liquidation will occur at the end of the concession.

14. Loans and Financing

As commented in Note 11, the Company's Loans and Financing balance refers to obligations with financial institutions passed on to the wholly-owned subsidiaries; the legal transfer of these obligations is in the stage of formalization. The balance is composed as follows:

-------------------------------------------------------------------------------------------------------------------
                                                       Current portion   Long term                      Company
                                          Principal     Debt charges     Principal         Total         Total
-------------------------------------------------------------------------------------------------------------------
                                                                                        03.31.2003    12.31.2002
Foreign currency
   Eurobonds (1)                                -          20,569        502,965         523,534        538,751
   National Treasury Department (3)         6,283           5,005        203,318         214,606        223,317
                                            6,283          25,574        706,283         738,140        762,068
-------------------------------------------------------------------------------------------------------------------


The consolidated loans are composed as follows:


-----------------------------------------------------------------------------------------------------------------
                                                                                                     Consolidated
                                                      Current portion    Long term         Total         Total
                                          Principal     Debt charges     Principal      03.31.2003    12.31.2002
-----------------------------------------------------------------------------------------------------------------
Foreign currency
    Eurobonds (1)                                -         20,569         502,965         523,534        538,751
    BID (2)                                 29,622          2,691         213,795         246,108        277,704
    National Treasury Department (3)         6,283          5,005         203,318         214,606        223,317
    Banco do Brasil S.A. (4)                 7,028             73          38,677          45,778         52,472
    Eletrobras (5)                           2,672             17             122           2,811          5,741
                                            45,605         28,355         958,877       1,032,837      1,097,985
Local currency
    Eletrobras (5)                          43,530             34         397,045         440,609        447,174
    BNDES (6)                                4,965             65           8,685          13,715         14,789
    Banestado (7)                            1,013              3           1,023           2,039          2,295
    FINEP (8)                                2,575             15               -           2,590          3,839
    Other commercial banks (9)               1,388              9           1,133           2,530          3,224
    Fundacao Copel (10)                     11,581              -               -          11,581         16,143
                                            65,052            126         407,886         473,064        487,464
------------------------------------------------------------------------------------------------------------------
                                           110,657         28,481       1,366,763       1,505,901      1,585,449
------------------------------------------------------------------------------------------------------------------

(1) Eurobonds - Consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$150,000, subject to interest of 9.75% paid semi-annually, starting on November 2, 1997. This contract has certain debt covenants as follows:

     o Holders of at least 20% of the principal of outstanding Eurobonds may notify COPEL and the Trustee that these bonds are past-due, and the principal plus accrued interest should be paid in case: (i) the Company or any subsidiary sell or desist to carry on the business conducted by them on the Eurobonds issuance date; or (ii) any substantial change in the nature of business occurs; or (iii) the State of Parana ceases to hold at least 51% of the Company's voting capital;

     o The EBTIDA/financial expenses ratio (consolidated) should be, at least, 2.5; and the total debt/EBTIDA ratio should be up to 3.25 (consolidated).

     The total debt/EBTIDA ratio resulted in an index higher than that established in the debt covenants due to the effects of the exchange variation of the US dollar against the Brazilian real, recorded under the captions "Electricity purchased for resale" and "Financial expenses", since they had significant effects on the debt balance and on purchase of electric energy from Itaipu, CIEN and UEG Araucaria. Considering the exceptionality of the economic scenario, especially as regards the exchange issue, COPEL is negotiating with creditors a waiver related to the noncompliance with this debt covenant.

(2) BID (Inter-American Development Bank) - Consists of a loan for the Segredo hydroelectric power plant and the Rio Jordao deviation project, guaranteed by the Federal Government, released on January 15, 1991, totaling US$135 million. The first payment of principal was due on January 15, 1997; interest and principal payments are due semi-annually up to 2011. Interest is calculated according to a rate determined by the institution each year, which in the first quarter of 2003 was 5.51% per year. The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government; the contract has the following debt covenants, which are being fulfilled by the
     Company:

     o Take proper measures to obtain tariffs which could cover all operating costs;

     o The Company is prohibited to acquire its own shares and distribute any part of its capital without the bank's prior authorization;

     o During the project performance, the Company cannot obtain other long-term loans if the general liquidity ratio is lower than 1.5, without the bank's prior authorization;

     o Liquidity ratio of 1.2, calculated by the ratio between current assets and total short-term commercial and bank financing, excluding the long-term portion and dividends to be reinvested;

     o Ratio between long-term debt and shareholders' equity should not exceed 0.9.

(3) National Treasury Department - The debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, is as follows:

-----------------------------------------------------------------------------------------------------------------
                                                       Maturity      Grace period
Bond type                               Years           (date)          (years)                     Consolidated
-----------------------------------------------------------------------------------------------------------------
                                                                                     03.31.2003      12.31.2002
   Par Bond (a)                           30          04.15.2024          30           54,332           56,361
   Capitalization Bond (b)                20          04.15.2014          10           48,923           50,569
   Debt Conversion Bond (c)               18          04.15.2012          10           43,430           45,409
   Discount Bond (d)                      30          04.15.2024          30           37,422           39,126
   El Bond - Interest Bond (e)            12          04.15.2006           3           12,853           13,413
   New Money Bond (f)                     15          04.15.2009           7            8,764            9,151
   FLIRB (g)                              15          04.15.2009           9            8,882            9,288
                                                                                      214,606          223,317
-----------------------------------------------------------------------------------------------------------------

The annual interest rates and amortization are as follows:

     a) Par Bond - From 4.0% in the first year to 6.0% to maturity, and a single amortization at maturity.

     b) Capitalization Bond - From 4.0% in the first year to 8.0% to maturity, and amortization in 21 semi-annual installments, beginning April 2004.

     c) Debt Conversion Bond - Six-month LIBOR + 7/8% annually, and amortization in 17 semi-annual installments, beginning April 2004.

     d) Discount Bond - Six-month LIBOR + 13/16% annually and a single amortization at maturity.

     e) El Bond - Interest Bond - Six-month LIBOR + 13/16% annually and amortization in 19 semi-annual installments, beginning April 1997.

     f) New Money Bond - Six-month LIBOR + 7/8% annually and amortization in 17 semi-annual installments, beginning April 2001.

     g) FLIRB - From 4.0% to 5.0% per year in the first years and six-month LIBOR + 13/16% annually after the sixth year to maturity, and amortization in 13 semi-annual installments, beginning April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits to be made to its account for own revenues, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bond and Par Bond, there are escrow deposits of R$ 12,354 and R$ 18,257 (R$ 10,981 and R$ 16,233 as of December 31, 2002), respectively, accounted for in other noncurrent assets (Note 9).

(4) Banco do Brasil S.A. - Consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to an interest of 2.8% per year. Guarantee is linked to its own revenue.

(5) Eletrobras - Consists of loans funded by FINEL for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 6.5% per year and principal are paid on a monthly basis restated by the FINEL (Eletrobras financing rate) index. The foreign currency contract, repassed to COPEL Geracao is subject to interest of 0.8125% over six-month LIBOR rate, with guarantee linked to COPEL revenue. The contract repassed to COPEL Distribuicao S.A., with funds from BIRD, is subject to interest of 6.49% per year paid semi-annually; the amount released was US$ 30 of a US$ 3,000 credit, and the difference will be used starting December 31, 2003; the amount is guaranteed by the Federal Government. All contracts with Eletrobras have the following debt covenants, which are being fulfilled by the Company:

o Commitment, until the final settlement of total agreement-related debts, not to assume other commitments exceeding 5% of its fixed assets and/or increase its indebtedness to a level above 66% of its fixed assets;

o Commitment to comply with Eletrobras notice within 24 hours, in order to review collaterals in case of borrower privatization, under penalty of accelerated maturity of debt.

(6) BNDES - Consists of a loan used to finance the Rio Jordao deviation project, payable in 99 monthly installments, starting October 15, 1997. The loan is restated based on the TJLP (Brazilian long-term interest rates) limited to 60%, plus a spread of 6% per year. The guarantee is linked to COPEL revenues.

(7) Banco Banestado S.A. - Turnkey suppliers - Consists of several contracts starting September 2, 1996, payable in 48 monthly installments, starting July 15, 1997, restated based on TJLP (limited to 60%), plus a floating spread between 3.5% and 6% per year. The loan was used to finance the electricity distribution network and is secured by Copel's revenues.

(8) FINEP - Consists of a loan on September 13, 1996, to finance the Company's laboratory equipment, payable in 49 monthly installments, beginning September 15, 1999, restated based on TJLP (limited to 60%), plus interest of 6% per year, guaranteed by the State of Parana.

(9) Other banks - Loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and in renegotiation of part of Company's debts. The loans are subject to interest from 5% to 12% per year, and indexed based on TJLP, TR and IGP-M, and are guaranteed by chattel mortgage and the Company's revenues.

(10) Fundacao Copel - Purchase of buildings from Fundacao Copel. The agreement establishes that Copel will pay for the buildings 30 monthly installments, beginning April 30, 2001, calculated based on the price amortization method, with interest rate of 6% per year plus monthly restatement based on the variation of INPC - national consumer price index. Guarantee is provided based on promissory notes and a resolutory clause.

a) Composition of loans by currency and index:

-----------------------------------------------------------------------------------------------------------
Currency (equivalent R$)/Index                                                        Consolidated
-----------------------------------------------------------------------------------------------------------
                                               03.31.2003           %           12.31.2002              %
Foreign currency
   U.S. dollar                                   740,951         49.20            767,809             48.43
   Japanese yen                                   45,778          3.04             52,472              3.31
   BID - currency pool                           246,108         16.34            277,704             17.52
                                               1,032,837         68.58          1,097,985             69.26
Local currency
   TR                                              2,038          0.14              2,296              0.14
   URBNDES and TJLP                               17,721          1.18             20,778              1.31
   IGP-M                                           1,114          0.07              1,072              0.07
   UFIR                                           19,305          1.28             20,939              1.32
   FINEL                                         421,305         27.98            426,236             26.88
   INPC                                           11,581          0.77             16,143              1.02
                                                 473,064         31.42            487,464             30.74
-----------------------------------------------------------------------------------------------------------
                                               1,505,901        100.00          1,585,449            100.00
-----------------------------------------------------------------------------------------------------------

b) Variations in the principal foreign currencies and indexes used in the Company's loans and financing in relation to the Brazilian Real:

----------------------------------------------------------------------------------------------------------

Currency/Index                                                                           Variation (%)
----------------------------------------------------------------------------------------------------------
                                        1st quarter of 2003      1st quarter of 2002        in 2002

    U.S. dollar                                 (5.10)                    0.14                52.27
    Japanese yen                                (4.56)                   (1.06)               68.18
    BID - currency pool                          0.53                    (1.31)                7.17
    TR                                           1.26                     0.63                 2.85
    URBNDES                                      1.16                     0.93                 3.71
    IGP-M                                        6.27                     0.51                25.30
    FINEL                                        1.23                     0.10                 4.68
    INPC                                         5.39                     2.01                14.74

-----------------------------------------------------------------------------------------------------------

c) Maturity of long-term loans and financing:

-----------------------------------------------------------------------------------------------------------
                                       Foreign              Local
                                       currency           currency                           Consolidated
-----------------------------------------------------------------------------------------------------------
                                                                             03.31.2003       12.31.2002
   2004                                 34,593              33,951             68,544             101,276
   2005                                556,349              42,943            599,292             628,498
   2006                                 51,577              37,101             88,678              90,685
   2007                                 49,773              35,598             85,371              87,241
   2008                                 49,773              34,412             84,185              86,055
   2009                                 48,437              30,837             79,274              81,121
   2010                                 40,068              29,646             69,714              71,170
   2011                                 24,797              29,646             54,443              55,247
   2012                                  7,011              29,646             36,657              36,673
   2013                                  7,011              94,855            101,866              36,673
   After 2013                           89,488               9,251             98,739             167,832
-----------------------------------------------------------------------------------------------------------
                                       958,877             407,886          1,366,763           1,442,471
-----------------------------------------------------------------------------------------------------------

d) Summary of changes in loans and financing:

--------------------------------------------------------------------------------------------------------------------
                                                    Foreign currency                  Local currency  Consolidated
                                    Current portion     Long term    Current portion    Long term        Total
--------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2001          201,373         694,755           88,809         459,699       1,444,636
   Proceeds - new loans                         -               -                -           6,370           6,370
   Interest                                82,137               -           43,423               -         125,560
   Monetary and exchange variations        46,368         365,661            3,831          19,242         435,102
   Transfer from long-term to
   current portion                         32,988         (32,988)          70,268         (70,268)              -
   Payments                              (292,309)              -         (133,910)              -        (426,219)
Balances as of December 31, 2002           70,557       1,027,428           72,421         415,043       1,585,449
   Proceeds - new loans                         -               -                -               -               -
   Interest                                19,260               -            9,799              26          29,085
   Monetary and exchange variations        (3,981)        (51,027)           1,327           4,978         (48,703)
   Transfer from long-term to
   current portion                         17,524         (17,524)          12,161         (12,161)              -
   Payments                               (29,400)              -          (30,530)              -         (59,930)
Balances as of March 31, 2003              73,960         958,877           65,178         407,886       1,505,901
--------------------------------------------------------------------------------------------------------------------

15. Debentures

Issuance of simple debentures, concluded on May 9, 2002, with full subscription in the amount of R$ 500,000, divided into 3 series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a 5-year validity term and maturity on March 1, 2007. The 1st series may be renegotiated in March 2004, and the 2nd series in March 2005.

Debentures are non-preferred (chirographary), for which COPEL's wholly-owned subsidiaries were jointly and solidarily liable. These debentures are registered and nonconvertible into shares. These funds were used in the settlement of Euro-Commercial Paper and in the wholly-owned subsidiaries' investment program from 2002 to 2004.

The remuneration of the 1st and 2nd series is equivalent to the DI rate variation (calculated and issued by the Clearinghouse for the Custody and Financial Settlement of Securities - CETIP), expressed as annual percentage, base 252 days, (DI rate), capitalized by spread of 1.75% per year. These debentures will be paid semi-annually at the first business day of March and September. The nominal unit value of 3rd series debentures will be remunerated as from the issuance date, March 1, 2002, based on the IGP-M, considering the number of days, and subject to interest of 13.25% per year. Interest will be annually paid at the first business day of March, restated based on the IGP-M in a single installment, together with the principal.

As of March 31, 2003, balance is as follows:

-------------------------------------------------------------------------------------------------------------------
                                      Current portion        Long term                              Company and
                                         Interest            Principal                             consolidated
-------------------------------------------------------------------------------------------------------------------
                                                                                 03.31.2003         12.31.2002
Local currency
   Debentures                                7,159              597,471             604,630              628,844
                                             7,159              597,471             604,630              628,844
-------------------------------------------------------------------------------------------------------------------

Of the Company's balance, R$ 502,825 (R$ 521,882 as of December 31, 2002) was passed on to COPEL Distribuicao, similarly to loans and financing (Notes 11 and 36).

16. Suppliers

-------------------------------------------------------------------------------------------------------------------

                                                                         Company                      Consolidated
-------------------------------------------------------------------------------------------------------------------
                                                       03.31.2003      12.31.2002       03.31.2003     12.31.2002
Transmission network use charges
    Connection                                                  -               -            3,638           1,761
    Basic network                                               -               -           27,660          20,720
    Energy transmission                                         -               -            1,861           1,800
                                                                -               -           33,159          24,281
Electricity suppliers
    ANDE (Paraguay)                                             -               -            4,648           5,208
    Eletrobras (Itaipu)                                         -               -           77,878          80,621
    Concessionaires - MAE (Note 33)                             -               -            6,496           5,038
    CIEN - current (Note 28)                                    -               -          271,185         100,198
    CIEN - long term (Note 28)                                  -               -                -           6,326
    UEG Araucaria                                               -               -           14,478           3,836
    Other concessionaires                                       -               -           20,048           4,235
                                                                -               -          394,733         205,462
Suppliers of materials and services (billed and unbilled)
    UEG Araucaria (Note 27)                                     -               -           70,447               -
    Compagas (Note 27)                                          -               -           33,112          10,362
    Other suppliers                                           495             364           17,771          15,103
                                                              495             364          121,330          25,465
-------------------------------------------------------------------------------------------------------------------
                                                              495             364          549,222         255,208
-------------------------------------------------------------------------------------------------------------------
                           Total current                      495             364          549,222         248,882
                         Total long term                        -               -                -           6,326
-------------------------------------------------------------------------------------------------------------------

The Company's management is renegotiating these agreements, and performing studies, evaluations, analyses and audits, aiming at better contractual conditions to the Company. Accordingly, on February 25, 2003, the Company's Board of Directors authorized the suspension of the following contractual payments:

o Tradener Ltda. - Intermediation agreement with COPEL Distribuicao, related to the sale of surplus energy, entered into in 1988 and valid for 10 years.

o Escoelectric Ltda. - Agreements with the Company, related to provision of services and implementation of transmission lines and substations, entered into in 1999 and 2001 and valid for 5 years.

o UEG Araucaria Ltda. - Agreement with COPEL, related to the purchase of guaranteed energy, in the nominal amount of 484.3 MW, entered into in 2000 and valid for 20 years (Note 27). The Company was summoned to the "Paris Arbitration Court" by UEG Araucaria with the purpose of promoting the arbitration of outstanding payments and contractual default.

o Companhia de Interconexao Energetica - CIEN - Agreements with COPEL, related to the purchase of guaranteed energy, in the nominal amount of 400 MW each, totaling 800 MW, entered into in 1999 and valid for 20 years (Note
     28). The Company is negotiating with CIEN, with the purpose of reaching an agreement on the noncompliance with contractual clauses.

o Usina Hidreletrica de Itiquira - Agreement with COPEL Distribuicao, with intermediation of Tradener Ltda., related to the sale of guaranteed energy held by Itiquira and not sold in the MAE through Tradener, entered into in 1999 and valid for 10 years.

o Foz do Chopim Energetica - Agreement with COPEL Distribuicao, related to contracted energy, entered into in 2001 and valid for 10 years.

17. Payroll and Related Charges

-------------------------------------------------------------------------------------------------------------------

                                                                      Company                        Consolidated
-------------------------------------------------------------------------------------------------------------------
                                                   03.31.2003       12.31.2002        03.31.2003       12.31.2002
Payroll
   Payroll, net                                           100               75              120                75
   Payroll taxes                                           96              116            8,651             9,149
   Consignments on behalf of third parties                  1                -                9                18
                                                          197              191            8,780             9,242
Accrued payroll charges
   Vacation and 13th salary                                 -                -           28,750            27,843
   Payroll charges on vacation and 13th salary              -                -            8,654             8,044
                                                            -                -           37,404            35,887
-------------------------------------------------------------------------------------------------------------------
                                                          197              191           46,184            45,129
-------------------------------------------------------------------------------------------------------------------

18. Post-employment Benefits

The Company's subsidiaries, through Fundacao COPEL, of which they are sponsors, maintain retirement supplementation and pension plans ("Pension Plan") and a plan for medical and dental assistance during and after employment ("Assistance Plan") for employees and their dependents. Contributions to the plans are made by both the sponsors and the participants, based on an actuarial calculations prepared by independent actuaries, following the standards applicable to private supplementary pension entities, to provide sufficient funds to cover future cash requirements arising from the benefit obligations.

With the creation of wholly-owned subsidiaries in 2001, the debt balance related to the change of the pension plan (Pension Plan III) in 1998, restated to that date, was transferred to them, financed in 210 monthly installments, indexed to the INPC and subject to interest of 6% per year, with maturity beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundacao Copel to restrict their bank account balances, and the Company remained as the solidary guarantor of any deficit arising from the granting of benefits.

The Company adopts the accounting practices introduced by CVM Resolution No. 371 of December 13, 2000 for recording costs of pension and assistance plans, and charges on the debt assumed with Plan III.


The estimated costs of the plans for 2003 and 2002 under the criteria established by CVM Resolution No. 371/2000 are shown below. A portion equivalent to one quarter in the amount of R$ 23,149 has been accounted for (Note 26):


----------------------------------------------------------------------------------------------------------------

                                                         Pension              Assistance        Consolidated
                                                          plan                   plan               Total
----------------------------------------------------------------------------------------------------------------
   Cost of current service                               4,235                  4,274                 8,509
   Estimated interest cost                             201,387                 24,408               225,795
   Estimated return on plan assets                    (139,437)                (1,899)             (141,336)
   Estimated employee contributions                       (373)                     -                  (373)

Total estimated                                         65,812                 26,783                92,595
----------------------------------------------------------------------------------------------------------------

19. Regulatory Charges

---------------------------------------------------------------------------------------------------------------

                                                                                                Consolidated
---------------------------------------------------------------------------------------------------------------
                                                                              03.31.2003           12.31.2002
   RGR - differences in 2000 and 2001 - current                                       -                   809
   RGR - differences in 2000 and 2001 - long term                                 2,973                 2,973
   Global reserve for reversion quota - RGR                                       4,013                 4,300
   Financial compensation - water resources                                       8,747                 9,254
   Fuel usage quota - CCC                                                        12,058                12,697
   Energy development quota - CDE                                                 6,159                     -
   ANEEL - inspection fee                                                           553                   565
   FUST and FUNTEL taxes                                                             14                    14
   Emergency capacity charges                                                    13,295                11,640
                                                                                 47,812                42,252
---------------------------------------------------------------------------------------------------------------
                                                   Total current                 44,839                39,279

                                                   Total long term                2,973                 2,973
---------------------------------------------------------------------------------------------------------------


20. Consumers and Other Payables

-------------------------------------------------------------------------------------------------------------------

                                                                     Company                        Consolidated
-------------------------------------------------------------------------------------------------------------------
                                                  03.31.2003        12.31.2002       03.31.2003       12.31.2002
Consumers
Public lighting fee collected                             -                 -            15,237           11,063
Advance billing of electric power                         -                 -               573              568
Low-income consumers                                      -                 -             2,328            7,071
Advances from customers - ICMS credit                     -                 -             4,128            5,161
Other consumers                                           -                 -             1,051            2,468
                                                          -                 -            23,317           26,331
Other payables
Collateral deposits                                       -                 -                69               74
Compulsory loans - Eletrobras                             -                 -             2,300            2,930
Insurance premium payable                                 -                 -                 -            1,669
Other                                                   114               138             2,859            3,610
                                                        114               138             5,228            8,283
-------------------------------------------------------------------------------------------------------------------
                                                        114               138            28,545           34,614
-------------------------------------------------------------------------------------------------------------------

21.   Reserve for Contingencies


The Company is a party to labor, tax and civil lawsuits before different lower courts. The Company's management, based on the opinion of its legal counsel, recognized a reserve for contingencies for lawsuits with probable chance of loss.

---------------------------------------------------------------------------------------------------------------------
                                                Consolidated                Company                    Consolidated
                           Escrow deposits (Noncurrent assets)                Provisions (Long-term liabilities)
---------------------------------------------------------------------------------------------------------------------
                                    03.31.2003    12.31.2002    03.31.2003   12.31.2002    03.31.2003   12.31.2002
Labor                                  21,160        18,670         4,402         4,166       82,696        78,270
Civil:
Consumers                                   6             6             -             -       15,840        14,989
Rights of way                           4,338         4,331             -             -       53,127        53,127
IUEE - municipal governments                -             -             -             -        7,374         7,374
Tax:
COFINS                                      -             -       197,549       197,549      197,549       197,549
PASEP                                  31,260        30,513        31,478        30,731       31,478        30,731
INSS (a)                               40,958        38,245             -             -       10,570        10,001
Other escrow deposits                   3,839         3,794             -             -            -             -
---------------------------------------------------------------------------------------------------------------------
                                      101,561        95,559       233,429       232,446      398,634       392,041
---------------------------------------------------------------------------------------------------------------------

a) INSS


Escrow deposits related to INSS, and other deposits related to third-party services, include other Company's lawsuits which are being contested and supported by escrow deposits.

22.   Capital


As of March 31, 2003, capital is R$ 2,900,000, represented by shares (without par value) held as follows:


--------------------------------------------------------------------------------------------------------------------------
                                                                                  Number of shares in thousands
Shareholders                             Common           Preferred "A"         Preferred "B"             Total
---------------------------------------------------------------------------------------------------------------------------
                                                  %                  %                        %                       %
State of Parana                   85,028,464     58.6         -      -               -        -      85,028,464      31.1
Parana Investimentos S.A.                134      -           -      -          13,639        -          13,773       -
Eletrobras                         1,530,775      1.1         -      -               -        -       1,530,775       0.6
BNDESPAR                          38,298,775     26.4         -      -      28,210,943       22.0    66,509,718      24.3
Stock exchanges (Brazil)          19,218,884     13.3   122,168     30.0    51,970,876       40.4    71,311,928      26.0
Stock exchanges (ADRs)               356,849      0.2         -      -      47,888,163       37.3    48,245,012      17.6
Municipalities                       184,295      0.1    14,715      3.6             -        -         199,010       0.1
Other                                412,905      0.3   270,094     66.4       133,697        0.1       816,696       0.3
                                 145,031,081    100.0   406,977    100.0   128,217,318      100.0   273,655,376     100.0
---------------------------------------------------------------------------------------------------------------------------


The preferred shares "A" do not have voting rights; however, they have priority in the redemption of capital and the right to dividend payments of 10% per year, non-cumulative, calculated on the capital stock of this class.


Preferred shares "B" do not have voting rights; however, they have priority in the distribution of minimum dividends, calculated at 25% of net income adjusted as prescribed by corporate law and the Company's by-laws. The dividends to which Class "B" shares are entitled will have priority only in relation to common shares and will only be paid to the remaining profits account after the payment of priority dividends to preferred shares "A".


In accordance with Article 17 and its paragraphs of Law No. 6,404/1976, dividends attributed to preferred shares should be at least 10% higher than those attributed to common shares.

23.   Operating Revenues

-------------------------------------------------------------------
                                                     Consolidated
-------------------------------------------------------------------
                                   03.31.2003            03.31.2002
Consumers
Residential                          334,261                281,786
Industrial                           279,864                222,776
Commercial                           182,823                146,755
Rural                                 42,636                 33,879
Public entities                       24,980                 19,501
Public lighting                       26,171                 22,631
Public service                        20,799                 16,907
                                     911,534                744,235
Distributors
Initial contracts                      7,154                  5,671
Bilateral contracts                   28,643                 10,203
Spot market                                2                    274
Sales - MAE                            8,061                 75,818
                                      43,860                 91,966
Revenue from network use
Electric network                          90                     64
Basic network                         26,306                 10,789
Connection network                        29                     21
                                      26,425                 10,874
Revenue from telecommunications
and other Data communications
and telecommunications services        7,840                  9,618
                                       7,840                  9,618
Other operating revenues
Provision of services                  8,695                  5,811
Rentals                                8,359                  4,937
Grants - CCC                           2,482                  1,465
Service subject to taxation            1,590                  1,658
Other                                    664                    202
                                      21,790                 14,073
-------------------------------------------------------------------
                                   1,011,449                870,766
-------------------------------------------------------------------

24.   Deductions from Operating Revenues

-------------------------------------------------------------------------------
                                                                  Consolidated
-------------------------------------------------------------------------------
                                                03.31.2003         03.31.2002
Taxes on revenue
COFINS tax                                         36,033             33,455
PASEP tax                                           5,366              7,249
ICMS (state VAT)                                  220,968            184,343
ISSQN (tax on services)                               305                232
                                                  262,672            225,279
Consumers' charges
Global reserve for reversion quota (RGR)           12,039             12,831
Emergy capacity charges                            22,982                  -
                                                   35,021             12,831
-------------------------------------------------------------------------------
                                                  297,693            238,110
-------------------------------------------------------------------------------

25.   Personnel Expenses


-------------------------------------------------------------------------------------------------------------
                                                                        Company                  Consolidated
-------------------------------------------------------------------------------------------------------------
                                                      03.31.2003      03.31.2002     03.31.2003  03.31.2002

Salaries and wages                                         516             507         59,811        52,012
Payroll charges                                            134             140         21,504        19,170
Meal assistance to employees and education                   -               -          5,679         4,894
allowance
Termination and retirement incentive program                 -               -          5,137           990
(-) Transfers to construction in progress                    -               -         (7,768)       (7,948)

                                                           650             647         84,363       69,118
-------------------------------------------------------------------------------------------------------------

26.   Pension and Assistance Plans


In the first quarter of 2003, expenses incurred with pension and assistance plans were as follows:

--------------------------------------------------------------------------
                     Pension        Assistance                Consolidated
                       plan            plan       03.31.2003  03.31.2002
--------------------------------------------------------------------------

Retirees             16,453           6,696         23,149       18,801
Active employees          -           2,764          2,764       10,710
                     16,453           9,460         25,913       29,511
--------------------------------------------------------------------------

27.   Materials and Inputs for Electric Energy Generation


--------------------------------------------------------------------------------------------------
                                                           Company                    Consolidated
--------------------------------------------------------------------------------------------------
                                        03.31.2003        03.31.2002      03.31.2003  03.31.2002
Materials
Material for use in the electric system        -                  -           2,817       3,084
Fuel and vehicle parts                         -                  -           4,017       2,826
Other                                          1                  1           3,430       3,294
                                               1                  1          10,264       9,204
Inputs for electric energy generation
Purchase of power - UEG Araucaria (a)          -                  -          70,447           -
Purchase of gas - Compagas (b)                 -                  -          43,521           -
Fuel for electric energy generation            -                  -           2,904       1,465
Other                                          -                  -             351           -
                                               -                  -         117,223       1,465
--------------------------------------------------------------------------------------------------
                                                1                 1         127,487      10,669
--------------------------------------------------------------------------------------------------

a)    UEG Araucaria


Through the agreement for purchase and sale of guaranteed energy and the operation and maintenance of a natural gas thermoelectric plant, COPEL and UEG Araucaria entered into an agreement for exclusive sale to COPEL of the total initial guaranteed energy in the amount of 484.3 MW.


The agreement has been in effect since the date of its execution (May 31, 2000) and is valid for 20 years since the commencement of the commercial operations, renewable as mutually agreed between the parties.


The agreement already provides for adjustments based on IGP and TJLP variations and/or exchange variation. The monthly payment refers to initial guaranteed energy, valued by energy purchase price for the month, plus insurance costs.


In case the agreement is terminated due to default by COPEL, UEG Araucaria may opt for transferring the power plant to COPEL, and COPEL will pay to UEG Araucaria "the Fair Value of the Power Plant" or "the Present Value of Monthly Payments" still due under the agreement, at a discount rate of 7% per year, plus taxes or other tax liabilities.


b)    Compagas Agreement


The agreement for sale of natural gas, entered into on May 31, 2000, established that Compagas should sell and COPEl should receive, purchase and pay for the natural gas destined exclusively for consumption by UEG Araucaria for generation of electric energy, with a contracted daily amount of 2,100,000m(3)/day.


The agreement will be valid for 20 years, as from the initial supply on September 27, 2002, renewable as mutually agreed between the parties.


The price of gas in the delivery site will be the sum of three installments: one related to the commodity, other related to transportation and the third related to Compagas' margin for distribution; accordingly, this agreement has a total nominal value equivalent to US$ 1.6 billion. Annually, the installments will be restated based on the "Producer Price Index, Industrial Commodities", and the margin will be based on the IGPM variation.


In the event of a supply failure, Compagas will pay to COPEL fines up to the limit of US$ 4,300 during a 12-month period. If payments are made with delay, they will be subject to a 2% fine and monetary restatement on a pro rata basis through the effective payment date, plus late payment charges of 1% per month.

28.   Electricity Purchased for Resale

------------------------------------------------------------------------
                                                          Consolidated
------------------------------------------------------------------------
                                    03.31.2003             03.31.2002

ANDE (Paraguay)                          2,974                     57
Eletrobras (Itaipu)                    102,406                 93,541
Bilateral agreement - CIEN (a)         181,255                      -
MAE (Note 33)                            3,977                      -
Other concessionaires                   19,159                 10,044
                                       309,771                103,642
------------------------------------------------------------------------

a)    CIEN Agreement


COPEL and CIEN agreed to purchase two "take or pay" contracts of 400 MW each, totaling 800 MW of firm capacity and associated energy, to be made available by CIEN in the 525 kV dam of Ita Substation (State of Santa Catarina).


The period of supply of firm capacity and associated energy is 20 years, as from the date of CIEN's Interconnected Transmission System commencement of commercial operations, renewable for a period of 10 years, as long as authorized by ANEEL.


In case of Agreement termination, including termination for public interest reasons, COPEL will be liable for paying to CIEN the amount equivalent to costs with acquisition of firm capacity and associated energy for a period of two years. The total and final amount payable by COPEL as indemnity to CIEN cannot exceed the total and final amount of R$ 240,000, adjusted based on IGP-M, as from December 1998, base date of contractual prices (equivalent to R$ 438,000 as of December 31, 2002), including a termination fine in the same amount, in case of extra-judicial notice between the parties, which to date has not occurred.


COPEL Distribuicao has collateral investments with financial institutions, in the amount of R$ 8,000 as of December 31, 2002, which should be maintained until the expiration of the respective contracts (Note 9).

29.   Other Operating Expenses


-------------------------------------------------------------------------------------------------------------
                                                                      Company                   Consolidated
-------------------------------------------------------------------------------------------------------------
                                                   03.31.2003        03.31.2002     03.31.2003   03.31.2002

FNDCT                                                    -                -               959             -
Insurance                                                -                -             4,803           834
Taxes                                                    -                -             4,658         2,705
Rentals                                                  -                -             3,242         3,991
Provision for contingencies                            237                -             1,088             -
Allowance for doubtful accounts (Note 5)                 -                -             4,014          (372)
Donations, contributions and grants                      -                -                 1           811
Own consumption of electric energy                                        -               929           910
Indemnities                                                               -               532           595
General expenses                                         -               87             2,149         4,195
Recovery of expenses                                     -              (65)           (3,646)      (12,717)

                                                       237               22            18,729           952
-------------------------------------------------------------------------------------------------------------

30.   Equity in Results of Subsidiaries and Affiliated Companies

In the first quarter of 2003, equity in results of subsidiaries and affiliated companies is comprised as follows:


------------------------------------------------------------------------------------------------------------
                                                                      Company                   Consolidated
------------------------------------------------------------------------------------------------------------
                                                    03.31.2003       03.31.2002     03.31.2003  03.31.2002
Equity in results of subsidiaries and affiliates

COPEL Geracao S.A.                                    (15,101)         113,335              -           -
COPEL Transmissao S.A.                                 24,402            5,478              -           -
COPEL Distribuicao S.A.                               (33,574)          64,165              -           -
COPEL Telecomunicacoes S.A.                             1,097            3,247              -           -
COPEL Participacoes S.A.                                9,891              935              -           -
Subsidiaries and affiliates (a)                             -                -         11,300       1,985
                                                      (13,285)         187,160         11,300       1,985
Dividends                                                   2                -              2           -
Goodwill amortization

Sercomtel S.A. Telecomunicacoes                             -                -         (1,057)     (1,057)
Sercomtel Celular S.A.                                      -                -           (145)       (145)
                                                            -                -         (1,202)     (1,202)

------------------------------------------------------------------------------------------------------------
                                                      (13,283)         187,160         10,100          783
------------------------------------------------------------------------------------------------------------


a)    Equity in results of subsidiaries and affiliated companies


------------------------------------------------------------------------------------------------------------
                                     Investee                                Consolidated - Equity in results
                                            Net income (loss)    Ownership    of subsidiaries and affiliates
------------------------------------------------------------------------------------------------------------
                                            03.31.2003              (%)           03.31.2003    03.31.2002

Sercomtel S.A. Telecomunicacoes                  (916)             45.00              (412)         (3,503)
Sercomtel Celular S.A.                            257              45.00               115            (439)
Tradener Ltda.                                      -              45.00                 -             102
Domino Holdings S.A.                           27,700              15.00             4,155           2,260
Escoelectric Ltda.                                176              40.00                70              82
Copel Amec S/C Ltda.                              (21)             48.00               (10)             15
Dona Francisca Energetica S.A.                 (5,894)             23.03            (1,358)          2,597
Carbocampel S.A.                                  (28)             49.00               (14)            (20)
Braspower S/C Ltda.                              (143)             49.00               (70)             62
Centrais Eolicas do Parana Ltda.                  166              30.00                50              15
Foz do Chopim Energetica Ltda.                  1,819              35.77               651             352
UEG Araucaria Ltda.                            28,055              20.00             5,611               -
Onda Provedor de Servicos S.A.                   (381)             24.50               (93)              -
Companhia Paranaense de Gas                     5,110              51.00             2,605             467
Companhia Nacional de Intervias                     -              50.00                 -              (5)
                                                                                    11,300            1,985
------------------------------------------------------------------------------------------------------------

31.   Financial Income and Expenses


-------------------------------------------------------------------------------------------
                                                       Company                 Consolidated
-------------------------------------------------------------------------------------------
                                         03.31.2003   03.31.2002   03.31.2003  03.31.2002
Financial income

Income from short-term investments          3,441        3,439        9,959        7,375
Interest and commissions                    1,534        1,626       17,412       13,509
Monetary variations                            (1)           4       50,089        4,238
Late payment charges on energy bills            -            -       18,113        5,937
(-) Income and social contribution taxes     (475)        (185)      (4,131)      (1,198)
Other financial income                        685            -        2,129        1,549
                                            5,184        4,884       93,571       31,410
Financial expenses

Total debt charges                          6,328            -       56,722       27,953
Total monetary and exchange variations          -            -      (17,672)       2,784
Interest on taxes in installments             810        6,609          810        6,609
Other financial expenses                      504          288        7,221        8,118
                                            7,642        6,897       47,081       45,464
-------------------------------------------------------------------------------------------
                                            (2,458)     (2,013)      46,490      (14,054)
-------------------------------------------------------------------------------------------

32.   Overall Agreement for the Electric Energy Sector

COPEL Geracao signed the Overall Agreement for the Electric Energy Sector in July 2002. COPEL Distribuicao and ANEEL diverge as to the understanding of the rules set forth in the Agreement, and there are pending items at the administrative and judicial levels between the parties (Notes 10 and 33).

33.   Wholesale Energy Market - MAE

Information on sale of electric energy of COPEL Distribuicao recorded in the MAE was not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This information was calculated under criteria and amounts set forth in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, and the Company has already contested these decisions at the administrative and judicial levels.

The Company's claim involves the partial sale of energy from Itaipu in the Southern and Southeastern submarkets so as to comply with the bilateral agreements of electricity from independent suppliers during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. As of December 31, 2002, the estimated amount of calculation differences is approximately R$ 361,000, not recorded by the Company as spot market energy in liabilities.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the new accounting set forth in ANEEL Decision No. 288 and ANEEL Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that the chances of success on these lawsuits are good.

ANEEL Resolutions No. 552, of October 14, 2002, and No. 610, of November 6, 2002, established rules related to the settlement of operations involving purchase and sale of electric energy in the context of MAE, as well as the monetary restatement of the amounts resulting from these unsettled operations at the date defined by MAE, based on the variation of the IGP-M issued by Fundacao Getulio Vargas.

Changes in spot-market energy amounts (MAE) in the first quarter of 2003 are as follows:

--------------------------------------------------------------------------------
                                                                    Consolidated
                               Amounts                                 Amounts
                               pending                                 pending
                              settlement    Settlement   Recording   Settlement
--------------------------------------------------------------------------------
                              12.31.2002                             03.31.2003
Current assets (Note 4)

Up to December 2002                6,308       (1,997)         -         4,311
From January to March 2003             -            -      8,061         8,061
                                   6,308       (1,997)     8,061        12,372
Current liabilities (Note 16)

Up to December 2002                5,038       (2,519)         -         2,519
From January to March 2003             -            -      3,977         3,977
                                   5,038       (2,519)     3,977         6,496
--------------------------------------------------------------------------------
                                   1,270           522     4,084         5,876
--------------------------------------------------------------------------------

In the first quarter of 2003, MAE again performed the partial settlement of operations involving purchase and sale of electric energy in the context of MAE. The remaining balance will be settled after the conclusion of the audit work contracted for this purpose. According to MAE rules, the unpaid balance receivable should be renegotiated between the sector companies. The success of this negotiation is dependent upon the companies' financial ability to honor their commitments.

34.   Financial Instruments

Up to March 23, 2003, the Company has not conducted transactions classified as derivative financial instruments, as defined by CVM Instruction No. 235, of March 23, 1995, nor financial transactions for the purpose of hedging against the risk of loss due to fluctuations in exchange and interest rates.

35.   Related-Party Transactions

COPEL enters into a variety of unconsolidated related-party transactions, including the sale of electricity. Electricity sales are based on tariffs approved by ANEEL, and the amounts billed are not material for disclosure purposes. All other transactions are completed on an arm's-length basis.

---------------------------------------------------------------------------------------------------------------

Related parties                    Nature of transactions                                                 Note
---------------------------------------------------------------------------------------------------------------

  Sercomtel S.A. Telecomunicacoes   Ownership  percentage in Onda  Provedor de Servicos S.A.  (COPEL
                                    PAR)                                                                    12

                                    Lease of optical fibers (COPEL TELECOM)                                  -

  Tradener Ltda.                    Sale of electric energy (COPEL DIS)                                      -

  Domino Holdings S.A.              Ownership percentage in Sanepar (COPEL PAR)                             12

  Escoelectric Ltda.                Service provision and implementation of transmission lines and           -
                                     substations (COPEL DIS)
  Copel Amec S/C Ltda.              Technical  consulting  services  to  Foz  do  Chopim  Energetica
                                   (COPEL GER)                                                               -

                                    Transfer of employees (COPEL GER)                                        -

  Dona Francisca Energetica S.A.    Shares pledged as collateral for loans (COPEL PAR)                       -

  CarbocampelS.A.                   Reactivation of Figueira power plant (COPEL GER)                         -

  Braspower I.Engineering S/C Ltda. Transfer of employees (COPEL GER)                                        -

  Centrais Eolicas do Parana Ltda.  Purchase of power (COPEL DIS)                                            -

  Foz do Chopim Energeticatda.      Loan for construction of power plant and transmission system            11

                                    Purchase of guaranteed energy (COPEL GER)                                -
  UEG Araucaria Ltda.               Purchase of guaranteed energy (COPEL GER)                               27
  Onda Provedor de Servicos S.A.    Installment payment                                                      9

  Companhia Paranaense de Gas       Loans                                                                   11
                                    Purchase of gas (COPEL GER)                                             27

  Consorcio Sao Jeronimo            Purchase and sale of electric energy (COPEL DIS)                         -

                                    Provision of technical assistance services (COPEL GER)                   -
  Parana State Government           CRC Account (COPEL DIS)                                                  7
  Lactec                            Economic,  scientific,  technological,  social  and  sustainable agreement
                                     for environmental preservation and conservation and

                                      fight against poverty                                                  -
  Eletrobras                        Loans and financing                                                     14
  Eletrobras (Itaipu)               Purchase of electricity for resale                               16 and 28

  Fundacao Copel                    Pension/assistance plan contributions and loans                  14 and 18
---------------------------------------------------------------------------------------------------------------

The balances arising from transactions between the Company and its wholly-owned subsidiaries are shown in Note 11.

The Company provided guarantees to its affiliated company Dona Francisca Energetica S.A., for the loans obtained from Interamerican Development Bank - IDB (guaranteed by its shares of the affiliated company's capital) and from the National Economic and Social Development Bank - BNDES (solidary debtor), in the amounts of US$ 47,000 and R$ 47,300, respectively.

36.   Wholly-Owned Subsidiaries

Find below the financial statements of the Company's wholly-owned subsidiaries:
COPEL Geracao (GER), COPEL Transmissao (TRA), COPEL Distribuicao (DIS), COPEL Telecomunicacoes (TELECOM) and COPEL Participacoes (PAR), as of March 31, 2003, reclassified for consolidation purposes.


----------------------------------------------------------------------------------------------------------------
ASSETS                                                 GER           TRA          DIS        TELECOM      PAR
----------------------------------------------------------------------------------------------------------------

Current assets
Cash and banks                                       54,981         69,596        76,012       7,262        198
Accounts receivable, net                            219,452         27,477       533,197           -          -
Other receivables, net                                  140            115         8,988       2,945      3,031
Services in progress                                    703            804           470           -        289
Recoverable rate deficit (CRC)                            -              -        63,990           -          -
Recoverable income and social contribution taxes     29,685          8,995       119,494       1,717      1,327
Materials and supplies                                    -          5,805         8,691       1,905          -
Memorandum account for Portion "A" variations             -              -         3,964           -          -
Prepaid expenses and other receivables, net          12,530          3,768         6,240         805        120
                                                    317,491        116,560       821,046      14,634      4,965
Noncurrent assets
Accounts receivable                                  28,343              -             -           -
Recoverable rate deficit (CRC)                            -              -       908,858           -          -
Recoverable income and social contribution taxes     66,538         39,843       357,700       9,222          -
Escrow deposits                                       2,957          7,639        18,667          79          -
Subsidiaries and affiliated companies               121,010         22,222             -           -          -
Memorandum account for Portion "A" variations             -              -       120,395           -          -
Other noncurrent assets                               4,439          6,562        46,001           -      1,695
                                                    223,287         76,266     1,451,621       9,301      5,509
Permanent assets
Investments                                           6,045          2,266           480           -    471,785
Property, plant and equipment, net                3,149,743        923,362     1,728,865     138,060        277
(-) Special liabilities                                   -         (7,139)     (634,706)          -          -
                                                  3,155,788        918,489     1,094,639     138,060    472,062

Total Assets                                      3,696,566      1,111,315     3,367,306     161,995    482,536

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                   GER           TRA          DIS        TELECOM      PAR
----------------------------------------------------------------------------------------------------------------

Current liabilities
Loans and financing                                   89,087       19,295       30,756            -           -
Debentures                                                 -            -        5,354            -           -
Suppliers                                            128,721        2,677      614,477          578          11
Income and social contribution taxes                   1,845        9,633      134,159          995           2
Interest on capital                                        -       41,467            -        2,690       9,859
Accrued payroll costs                                  8,553        7,699       26,861        2,418         456
Post-employment benefits                              19,272       13,083       38,869        2,842          67
Regulatory charges                                    10,780          761       33,284           14           -
Consumers and other payables                             106           68       28,540            3           1
                                                     258,364       94,683      912,300        9,540      10,396
Long-term liabilities
Loans and financing                                1,045,324      146,026      175,413            -           -
Debentures                                                 -            -      497,471            -           -
Post-employment benefits                             109,473      104,999      350,253       22,907       1,023
Income and social contribution taxes                       -            -       40,934            -           -
Subsidiaries and affiliated companies                      -            -       60,298       19,166     144,409
Reserve for contingencies                             22,481       19,273      123,103          348           -
Regulatory charges                                       687            -        2,286            -           -
                                                   1,177,965      270,298    1,249,758       42,421     145,432
Shareholders' equity
Capital stock                                      2,338,932      751,989    1,607,168      120,650     330,718
Capital reserves                                           -            -            -          701           -
Income reserves                                            -            -            -            -           -
Accumulated deficit+B81                              (78,695)      (5,655)    (401,920)     (11,317)     (4,010)
                                                   2,260,237      746,334    1,205,248      110,034     326,708

Total liabilities and shareholders' equity         3,696,566    1,111,315    3,367,306      161,995     482,536

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                   GER           TRA          DIS        TELECOM      PAR
----------------------------------------------------------------------------------------------------------------

Operating revenues
Electricity sales to final consumers                  24,715            -      887,450            -          -
Electricity sales to distributors                    154,559            -       34,663            -          -
Use of transmission plant                                  -       67,077           90            -          -
Revenues from telecommunications                           -            -            -       14,953          -
Other revenues                                         6,087          592       15,291            -          -
Deductions from operating revenues                   (11,514)      (5,217)    (278,823)      (2,139)         -
Net operating revenues                               173,847       62,452      658,671       12,814          -
Operating expenses
Personnel and pension and assistance plans            20,605       15,671       68,170        4,514        666
Materials and supplies and outside services          128,323        2,124       41,602        1,327        336
Electricity purchased for resale                       2,974            -      452,159            -          -
Use of transmission system                            11,156            -       85,414            -          -
Depreciation and amortization                         25,000        8,672       34,395        4,655         12
Regulatory charges and other income and expenses      21,772        1,794       51,562          522         16
                                                     209,830       28,261      733,302       11,018      1,030
Gross profit from energy services                    (35,983)      34,191      (74,631)       1,796     (1,030)
Financial income (expenses)                                -            -            -            -     10,098
Financial income (expenses), including exchange
variation
Financial income                                      11,577        3,737       84,162          266         55
Financial expenses                                     2,709          654      (54,127)         (74)       (11)
                                                      14,286        4,391       30,035          192         44
Income (loss) from operations                        (21,697)      38,582      (44,596)       1,988      9,112
Nonoperating income (expenses), net                      593          (30)      (2,017)         (85)        53
Income (loss) before taxes                           (21,104)      38,552      (46,613)       1,903      9,165
Income and social contribution taxes                   6,003      (14,150)      13,039         (806)       726

Income (loss) after taxes                            (15,101)      24,402      (33,574)       1,097      9,891

----------------------------------------------------------------------------------------------------------------

37.   Explanation added for translation to English

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

[COPEL LOGO - OMITTED]

                                                                         TABLE 1
                 (Convenience Translation into English from the
                    Original Previously Issued in Portuguese)
--------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                 For the Periods Ended March 31, 2003 and 2002
                     (In thousands of Brazilian reals - R$)
--------------------------------------------------------------------------------
                                                                  Consolidated
--------------------------------------------------------------------------------
                                                        2003          2002
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)                                      (15,525)        141,837

Items not affecting cash:
Allowance for doubtful accounts                          4,015             372
Depreciation and amortization                           72,734          70,171
Long-term monetary and exchange variations             (74,691)         (2,579)
Equity in results of subsidiaries and affiliates       (11,300)         (1,985)
Deferred income and social contribution taxes           (6,953)         53,708
Provisions for long-term liabilities -
post-employment benefits                                42,374          14,787
Provisions for long-term liabilities -
labor contingencies                                      4,427               -
Provisions for long-term liabilities -
tax contingencies                                        1,421               -
Write-off of escrow deposits and others                  1,776           2,310
Sale of investments                                         47               -
Amortization of goodwill on investments                  1,202           1,202
Disposal of property, plant and equipment in service     2,274          10,442
                                                        37,326         148,428
Changes in current assets
Accounts receivable                                    (70,256)       (109,612)
Other receivables, net                                  (4,881)          2,528
Services in progress                                     5,985            (880)
Recoverable rate deficit (CRC)                         (15,697)        (12,410)
Recoverable income and social contribution taxes        14,688           1,536
Materials and supplies                                   4,284             353
Memorandum account for Portion "A" variations           53,886          (9,465)
Prepaid expenses and other receivables, net              8,249             803
                                                        (3,742)       (127,147)
Changes in current liabilities
Suppliers                                              293,825           6,197
Income and social contribution taxes                     5,330          30,827
Accrued payroll costs                                    1,055            (701)
Post-employment benefits                               (42,935)        (10,473)
Regulatory charges                                       5,559          (5,397)
Consumers and other payables                            (6,069)          1,910
                                                       256,765          22,363
Changes in noncurrent assets
Loan agreements                                              -          (1,461)
Deferred income and social contribution taxes             (201)         (1,428)
Escrow deposits                                         (7,033)        (16,098)
Memorandum account for Portion "A" variations          (15,266)         (3,155)
Memorandum account for Portion "A" variations -
reclassified from current assets                       (78,846)              -
Other noncurrent assets                                 (4,291)           (230)
                                                      (105,637)        (22,372)

Total (used) provided by operating activities          169,187         163,109

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                          Consolidated
--------------------------------------------------------------------------------
                                                      2002           2001
CASH FLOW FROM INVESTING ACTIVITIES
Ownership interest - UEG Araucaria Ltda               (7,561)               -
Ownership interest - Campos Novos Energia S.A.             -          (14,583)
Ownership interest - other companies                 (11,007)         (18,366)
Used in property, plant and equipment -
Salto Caxias power plant                                (794)          (1,565)
Used in property, plant and equipment -
other generation work                                   (553)         (25,095)
Used in property, plant and equipment -
transmission work                                    (13,030)          (6,545)
Used in property, plant and equipment -
distribution work                                    (31,683)         (25,756)
Used in property, plant and equipment -
telecommunications and installation
work in general                                       (1,680)          (3,355)
Consumer contributions                                 8,431            6,510
Donations and investment grants received                   5                -
Total (used in) provided by investing activities     (57,872)         (88,755)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing                                  (33,525)         (23,817)
Debentures                                           (48,002)               -
Interest on capital                                       (4)               -
Total (used in) provided by financing activities      (81,531)        (23,817)

INCREASE (DECREASE) IN CASH                            29,784          50,537

Cash at beginning of period                           199,919         165,578
Cash at end of period                                 229,703         216,115
INCREASE (DECREASE) IN CASH                            29,784          50,537


   The accompanying notes are an integral part of these financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:  June 2, 2003

                                          By: /s/ Ronald Thadeu Ravedutti
                                              -------------------------------
                                              Name:  Ronald Thadeu Ravedutti
                                              Title: Principal Financial Officer